UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 001-00812
RTX PUERTO RICO SAVINGS PLAN
(Full title of the plan)
RTX CORPORATION
(Name of issuer of the securities held pursuant to the plan)
1000 WILSON BOULEVARD, ARLINGTON, VIRGINIA 22209
(Address of issuer's principal executive offices)

RTX PUERTO RICO SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2024

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of RTX Puerto Rico Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of RTX Puerto Rico Savings Plan (the “Plan”) as of December 31, 2024 and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule h, line 4i – schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 25, 2025

We have served as the Plan’s auditor since 2002.

RTX PUERTO RICO SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31, 2024	December 31, 2023
Assets:
Investments, at fair value	$120,649,724	$91,578,072
Contributions receivable:
Participants'	170,299	173,580
Employer's	89,769	96,457
Notes receivable from participants	5,868,166	4,388,252
Net assets available for benefits	$126,777,958	$96,236,361

The accompanying notes are an integral part of these financial statements.

RTX PUERTO RICO SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024
Additions to net assets attributed to:
Investment income:
Interest	$29,375
Dividends	3,427,137
Net appreciation in fair value of investments	12,213,323
Contributions:
Participants'	12,872,707
Employer's	6,211,685
Interest income on notes receivable from participants	366,083
Total additions	35,120,310
Deductions from net assets attributed to:
Distributions to participants or beneficiaries	4,578,713
Total deductions	4,578,713

Net increase	30,541,597
Net assets available for benefits December 31, 2023	96,236,361
Net assets available for benefits December 31, 2024	$126,777,958
The accompanying notes are an integral part of these financial statements.

RTX PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The RTX Puerto Rico Savings Plan (the Plan) is a defined contribution savings plan sponsored by RTX Corporation (RTX, the Company, Employer, or the Plan sponsor). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), covering all eligible employees who reside or primarily work in Puerto Rico. The following description of the Plan provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.
Trustee and Recordkeeper. Banco Popular de Puerto Rico is the Plan Trustee. State Street Bank and Trust is the Plan Custodian and holds all of the Plan assets. Alight Solutions LLC is the Plan Recordkeeper and performs participant account recordkeeping services.
Contributions and Vesting. Participants may elect to contribute up to the lesser of 40% of pre-tax eligible compensation, as defined, or $15,000. Participants may also make additional after-tax contributions of up to 10% of eligible compensation through payroll deductions, subject to statutory and Plan limits. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2024, the Plan offered sixteen investment options to participants: ten target retirement funds, a Total Stock Market Index Fund, a Total International Stock Index Fund, a Total Bond Market Index Fund, a money market fund, a Target Retirement Income Fund, and an employer stock fund (RTX Stock Fund).
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. New participants are automatically enrolled at a pre-tax deferral rate of 6% of eligible compensation. The contribution rate will automatically increase by 1% each year thereafter until it reaches 10%. Participants may opt out of automatic enrollment at any time. Participants may opt in or out of automatic contribution rate increases at any time. Automatic contributions are invested in an age appropriate target retirement fund. Company contributions, plus actual earnings thereon, become fully vested after two years of continuous service or earlier upon other events specified in the Plan.
Generally, RTX matches 100% of the first 3%, and 33.3% thereafter, up to 6%, of eligible compensation, as defined in the Plan documents. Company and participant contributions are deposited into the investment options in accordance with the participants' elections.
Participant Accounts. Each participant account is credited with (a) the participant contributions, (b) Company contributions, and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' non-vested Company contribution amounts are used to reduce the Company's contributions to the Plan and/or to pay Plan expenses. For the year ended December 31, 2024, amounts forfeited from non-vested accounts for the Plan totaled approximately $30,000, of which $25,000 was used to fund RTX’s contributions. As of December 31, 2024 and 2023, the balance of forfeited non-vested accounts for the Plan was $103,000 and $98,000, respectively.
Voting Rights. RTX common stock held in the RTX Stock Fund are voted by the Trustee at RTX shareowner meetings, in accordance with the confidential instructions of the participants whose accounts are invested in that fund. All shares of Company stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated, are voted in accordance with those instructions. All RTX common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares.
Notes Receivable from Participants. Under the terms of the Plan, participants are allowed to borrow up to the lesser of 50% of their vested account balances or $50,000 (less the amount of the participant's highest outstanding loan balance in the preceding 12 month period), with a minimum loan amount of $1,000, and must repay their loan within five years. Participants may have two loans outstanding at a time. Loans are secured by the balance in the participant's account, and bear interest at the prime rate published in the Wall Street Journal plus 1%. At December 31, 2024 and 2023, the interest rates on the outstanding loans ranged from approximately 4.25% to 9.56%, and approximately 4.25% to 9.5%, respectively. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants.
Payment of Benefits. Generally, on termination of service of a participant, benefits may be left in the Plan, or paid to the participant in a lump sum or in installments. In the case of death of a participant, benefits may be paid to beneficiaries in a lump sum or in installments. Participants are also eligible for hardship withdrawals in accordance with the Plan document.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.
Investment Valuation and Income Recognition. Plan investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. See Note 3 for further discussion regarding the determination of the fair value of Plan investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation in the fair value of investments includes realized and unrealized gains and losses.
Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions, which become taxable to the participant, based upon the terms of the Plan.
Plan Expenses. Most administrative expenses, such as Trustee, custodial, legal, audit, and recordkeeping fees, were paid directly by the Company in 2024. Other administrative expenses were paid from Plan assets or certain participants’ accounts during 2024. Investment management fees are included within Net appreciation in fair value of investments.
Payments of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America (US GAAP), requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring from December 31, 2024 through the date the financial statements were issued and determined there were none to disclose.
NOTE 3 - FAIR VALUE OF INVESTMENTS
The Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. Classification of a financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;
Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.
The following is a description of the valuation methodologies used for the Plan's investments measured at fair value, including the general classification of those investments:
Short-term Investments. Short-term investments represent investments held by the Plan in commingled institutional funds and are valued at the published net asset values (NAV) per unit as of the valuation date. The commingled institutional funds classified as short-term investments, known as short term investment funds, transact daily without restriction in a manner similar to money market funds with an objective of maintaining a constant $1.00 NAV through investment in high-quality securities with short durations and are valued at the NAV per unit as of the valuation date. Although not traded on an active market, the NAV of the short term investment funds are observable.

RTX Stock Fund. The RTX Stock Fund is a unitized fund that invests in shares of RTX common stock in addition to a small amount (generally less than 3% of the fund’s value) in highly liquid short-term investments, which provide readily available cash to fund participants’ distributions, loans, and investment exchanges. The value of the units credited to participants' RTX Stock Fund accounts reflects the fair value of the shares of RTX common stock as determined using the closing sales price on the valuation date plus the value of the cash position. Therefore, the unit value closely, but, because of the small cash position, not exactly, tracks the value of RTX common stock. At December 31, 2024 and 2023, the RTX Stock Fund was stated at fair value determined using the closing sales price of RTX common stock as of the valuation date plus the value of the cash and highly liquid short-term investments as of that date.
Mutual Funds. Shares held in mutual funds are stated at fair value using the published NAV on the last business day of each period presented. Mutual funds are traded daily without restriction.
The following tables provide the investments carried at fair value measured on a recurring basis as of December 31, 2024 and 2023:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Short-term investments	$—	$294,225	$—	$294,225
RTX common stock	14,780,221	—	—	14,780,221
Mutual funds	105,575,278	—	—	105,575,278
Total	$120,355,499	$294,225	$—	$120,649,724

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Short-term investments	$—	$229,680	$—	$229,680
RTX common stock	11,045,394	—	—	11,045,394
Mutual funds	80,302,998	—	—	80,302,998
Total	$91,348,392	$229,680	$—	$91,578,072
NOTE 4 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Plan holds common shares of RTX, the Plan sponsor, and these qualify as exempt party-in-interest transactions. The total value of the Plan's interest in the RTX Stock Fund was $14,780,221 and $11,045,394 at December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, the Plan purchased shares of RTX common stock in the amount of $2,798,419, sold shares of RTX common stock in the amount of $3,101,235, and had net appreciation in the fair value of the RTX common stock in the amount of $4,105,766, including dividend income of $317,522.
In addition, certain of the Plan’s investment options are managed by State Street Global Advisors Trust Company, an affiliate of the Custodian. Transactions in such investments qualify as exempt party-in-interest transactions. Notes receivable from participants transactions also qualify as party-in-interest transactions.
NOTE 5 - PLAN TERMINATION
Although it has not expressed any intent to do so, RTX has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$126,777,958	$96,236,361
Less: Deemed distributions of participant loans	(202,405)	(144,311)
Net assets available for benefits per Form 5500	$126,575,553	$96,092,050

Year Ended
December 31, 2024
Distributions to participants or beneficiaries per the financial statements	$4,578,713
Add: Deemed distributions of participant loans at December 31, 2024	202,405
Less: Deemed distributions of participant loans at December 31, 2023	(144,311)
Distributions to participants or beneficiaries per Form 5500	$4,636,807
Deemed distributions of participant loans are included within the Notes receivable from participants balance per the Statements of Net Assets Available for Benefits, however, are reported as taxable distributions per Form 5500.
NOTE 7 - TAX STATUS
On April 3, 2017, in compliance with the provisions of Circular Letter of Tax Policy No. 16-08 issued by the Puerto Rico Treasury Department on December 23, 2016, a request for determination as to qualification under the provisions of Sections 1033.09 and 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended, was filed. On February 7, 2018, a determination letter was received from The Puerto Rico Department of Treasury declaring no objection to the participation of the Plan, as amended. The trust established thereunder will be entitled to exemption from local income taxes under the Puerto Rico Internal Revenue Code of 2011. The Plan is designed and is currently being operated in compliance with the applicable requirements of the Act, as amended.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by The Puerto Rico Department of Treasury. As of December 31, 2024 and 2023, the Company has analyzed the tax positions by the Plan and has concluded that there are no uncertain positions taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2020.

RTX PUERTO RICO SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	RTX Corporation	Common stock	**	$14,780,221
*	State Street Global Advisors Trust Company State Street Short Term Investment Fund	Short-term Investment Fund	**	294,225
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	882,929
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	5,062,588
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	6,498,473
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	6,743,059
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	12,999,688
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	16,477,538
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	15,069,585
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	14,086,472
	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	3,545,876
	Vanguard Target Retirement 2065 Fund	Mutual Fund	**	1,175,698
	Vanguard Target Retirement Income Fund	Mutual Fund	**	1,170,845
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	11,504,899
	Vanguard Total International Stock Index Fund	Mutual Fund	**	1,422,453
	Vanguard Total Bond Market Index Fund	Mutual Fund	**	1,403,022
	Vanguard Treasury Money Market Fund	Mutual Fund	**	7,532,153
*	Plan Participants	Notes receivable from participants secured by participant balances, interest ranging from 4.25 percent to 9.56 percent, terms ranging from 1 year to 5 years	—	5,868,166
				$126,517,890

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost has been omitted as investment is participant directed.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RTX PUERTO RICO SAVINGS PLAN

Dated:	June 25, 2025	By:	/s/ AMY L. JOHNSON
Amy L. Johnson
Corporate Vice President and Controller
Principal Accounting Officer